dMY Technology Group, Inc. III

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

July 16, 2021

BY EDGAR

Mr. Matthew Derby

Ms. Jan Woo

Mr. Ryan Rohn

Mr. Craig Wilson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: dMY Technology Group, Inc. III

Amendment No. 1 to Registration Statement on Form S-4

Filed June 17, 2021

File No. 333-254840

Dear Mr. Derby, Ms. Woo, Mr. Rohn and Mr. Wilson:

We set forth below the response of dMY Technology Group, Inc. III (“dMY” or the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 2, 2021 with respect to the Company’s amendment no.1 to the registration statement on Form S-4, File No. 333-254840, filed with the Commission on June 17, 2021 (the “Registration Statement”).

dMY has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

“What equity stake will the current stockholders of dMY and the IonQ Equityholders hold in the Combined Company...”, page 5

1.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 of Amendment No. 2.

“Will dMY obtain new financing in connection with the Business Combination?”, page 5

2.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 2.

“What interests does the Sponsor and dMY’s officers and directors have in the Business Combination?”, page 8

3.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 32, 66, 93 and 112 of Amendment No. 2.

4.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 30, 64, 91, 110 of Amendment No. 2.

“Can our Initial Stockholders redeem their Founder Shares in connection with consummation of the Business Combination?”, page 10

5.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 2.

Summary, page 17

6.

In an appropriate location in this section, please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by nonredeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 of Amendment No. 2.

7.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 of Amendment No. 2.

8.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 2.

Material Tax Considerations, page 114

9.

We note the merger agreement indicates that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Please discuss the tax consequences of the merger in the filing and whether you intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. To the extent you believe that the merger qualifies as a reorganization within Section 368(a) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, disclose that it is uncertain whether the domestication will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a 368(a) reorganization.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 115-120 of Amendment No. 2.

Conflict of Interest, page 161

10.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164 and 165 of Amendment No. 2.

Note 10. Stock-Based Compensation, page F-22

11.	We have reviewed your response to prior comment 12. Please address the following items;

•

Your response indicates that on March 7, 2021, you signed the definitive merger agreement with dMY with a pre-money equity value of $1.275 billion and the fair value of IonQ’s common stock was determined to be $31.71 per share. Further, your response states that on March 8, 2021, you announced the proposed business combination with a pre-money equity value for IonQ of $1.275 billion, which resulted in an implied fair value of the shares of IonQ common stock to be $41.30 per share. Please explain what occurred to result in the change in the fair value of the shares during this one day.

•

Given the final implied fair value of $41.30 on March 8, 2021, please explain in greater detail how you concluded your deemed fair value of shares on recent grant dates, for example, $30.61 on March 4, 2021 remains appropriate. We note your disclosure under the title, Reassessment of 2021 Awards, that “IonQ did not identify any significant events that occurred during the period between valuation dates that would have caused a material change in fair value.”

Response: On March 7, 2021, IonQ and the Company signed a definitive merger agreement, which assigned a pre-money equity value of $1.275 billion to IonQ, and resulted in an implied per share fair value of $41.30, as determined by the estimated exchange ratio as of that date. The actual exchange ratio will vary based on the amount of net cash of IonQ, transaction costs and IonQ’s fully-diluted capitalization as of the effective date of the business combination.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that when assessing the deemed fair value of the shares on recent grant dates, including on March 4, 2021, the signing of the definitive merger agreement was one input that was considered by IonQ’s board of directors and its third-party valuation specialist. In accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), IonQ determined the fair value of its common stock using a Probability-Weighted Expected Return Method (“PWERM”). The PWERM considers various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios. In its March 8, 2021 valuation, IonQ considered two scenarios:

•	the consummation of the business combination with the Company (referred to as the “Transaction Scenario”) in 2021; and

•	IonQ remaining a private company (referred to as a “Stay Private Scenario”) for another approximately 4.0 years.

The Transaction Scenario was based on IonQ’s pre-money equity value of $1.275 billion as contemplated by the business combination, and was weighted at 85% reflecting IonQ management’s best estimate of the likelihood of consummating the proposed business combination considering progress through the valuation date, as well as the risks that the business combination may not be completed. The Company and IonQ respectfully submit that it would be inconsistent with the fair value methodologies prescribed by the Practice Guide to weight the Transaction Scenario at 100% due to the inherent uncertainty in completing a business combination. The Company and IonQ respectfully further submit that the assignment of a 85% probability was reasonable under existing market conditions and the several conditions that must be met prior to the closing of the business combination, such as:

•	the receipt of the requisite vote at the special meeting of dMY stockholders;

•	market risks, including the market appetite for special purpose acquisition company transactions; and

•	the receipt of regulatory approvals.

IonQ further applied a discount for lack of marketability (“DLOM”) of 9%. This DLOM incorporated IonQ’s best estimate the timing of the potential business combination to occur later in 2021.

Under the Stay Private Scenario, IonQ utilized the market approach using an adjusted back-solve method to determine IonQ’s enterprise value which consisted of using the October 2019 back-solve method valuation and adjusting for the increase in enterprise value based on the advancement of IonQ’s quantum computing technology between the intervening dates. After determining enterprise value, IonQ utilized the option pricing method to allocate its enterprise value to IonQ’s various classes of capital stock, including its common stock and applied a DLOM of 35%, given the significant time to liquidity of approximately 4.0 years.

Applying the PWERM to the two scenarios, IonQ arrived at a fair value of $31.71 per share.

Initial Reassessment of 2021 Awards

As noted in the Company’s prior response, as a result of the March 8, 2021 valuation discussed above, IonQ retrospectively assessed the fair value of IonQ’s common stock in connection with its 2021 awards using a linear interpolation and deemed fair values per share for financial accounting purposes ranging between $16.56 per share for the January 12, 2021 grants and $30.61 per share for the March 4, 2021 grants. IonQ has not issued any additional option grants since the March 4, 2021 grants.

Significant changes between the December 2020 valuation and the March 8, 2021 valuation resulted from the increase in probability of the Transaction Scenario from 25% to 85%. IonQ believes that the linear interpolation provides the most reasonable basis for the valuation of its common stock because IonQ did not identify any significant events that occurred during the period between valuation dates that would have caused a material change in fair value. Rather, the increase in probability of the Transaction Scenario resulted from the incremental progress that culminated in the approval of the definitive merger agreement by the Company’s board of directors.

Revised Reassessment of 2021 Awards

IonQ believes that the process the IonQ board of directors used to determine the fair value of its common stock as of March 8, 2021 was appropriate and represented a reasonable estimate of the fair value of its common stock on such date. However, with the benefit of hindsight, IonQ has reconsidered certain inputs in such valuation. Specifically, the probability weighting assigned to the Transaction Scenario was increased from 85% to 95%, while the Stay Private Scenario was reduced from 15% to 5%. Further, the DLOM for the Transaction Scenario was reduced from 9% to 6%. IonQ believes both the initial and revised inputs are within a range of reasonableness, considering the inherent uncertainty in valuing equity securities of privately-held companies; however, the revised inputs are a better reflection of its expectations regarding the timing and likelihood of the proposed business combination. These changes resulted in a revised fair value of $36.32 per share as of March 8, 2021.

IonQ has evaluated the impact to its financial statements of utilizing a fair value of $36.32 per share for the March 8, 2021 valuation. As a result of performing linear interpolation using the revised fair value of $36.32 per share, the grant date fair values used for financial accounting purposes now range between $18.00 per share for the January 12, 2021 grants and $34.99 per share for the March 4, 2021 grants. The impact to IonQ’s first quarter 2021 stock-based compensation expense is an increase of $117,000, and an increase in aggregate unrecognized stock-based compensation of $4.5 million as of March 31, 2021. The increase in stock-based compensation would increase total operating expenses for the three months ended March 31, 2021 by less than 2%, and is immaterial on both a quantitative and qualitative basis. The impact of the incremental increase in stock-based compensation expense (giving effect to the reassessed grant date fair values) will be recorded in the three-month period ended June 30, 2021.

Comparison to the Business Combination Implied Fair Value

As disclosed in IonQ’s investor presentation filed by the Company on a Current Report on Form 8-K on March 8, 2021, the IonQ equity value applies a range of 10.0x to 15.0x revenue multiple to IonQ’s 2026 estimated revenue to arrive at an implied future enterprise value range. This range was then discounted five years at a 20% discount rate to arrive at an implied discounted enterprise value range and an implied per share price of $41.30. The revised fair value of $36.32 per share as calculated in accordance with the Practice Guide reflects a modest 12% discount from the implied fair value of $41.30 per share, which IonQ and the Company respectfully submit is a reasonable discount to account for the risk of and timing of completion of the business combination. Therefore, the Company and IonQ respectfully submit that the reassessed value per share as calculated in accordance with the Practice Guide is reasonable and appropriate under U.S. GAAP.

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We hope that the Company’s responses above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Niccolo de Masi
Niccolo de Masi Chief Executive Officer and Director

cc:	Harry L. You

dMY Technology Group, Inc. III

Kyle E. Harris

James E. Langston

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Peter Chapman

Salle E. Yoo

Thomas Kramer

IonQ, Inc.

John T. McKenna

Jaime L. Chase

David I. Silverman

Cooley LLP